Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Citigroup Inc.:

We consent to the use of our reports dated February 23, 2018 with respect to the consolidated balance sheet of Citigroup Inc. and subsidiaries (“Citigroup”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, and the effectiveness of Citigroup’s internal control over financial reporting as of December 31, 2017, incorporated by reference in this registration statement of Citigroup on Form S-8 relating to the registration of shares under the Citigroup 2014 Stock Incentive Plan (as amended and restated effective April 24, 2018).

/s/ KPMG LLP

New York, New York

May 18, 2018